Mail Stop 3561

April 11, 2008

Via Fax & U.S. Mail

Mr. Michael Timms
 Chief Executive Officer
AUSTRALIAN FOREST INDUSTRIES
4/95 Salmon Street,
Port Melbourne
Victoria, Australia  3207

>        **Re:    Australian Forest Industries**
>               **Item 4.02 Form 8-K, filed April 7, 2008**
>               **File No. 0-25909**

Dear Mr. Timms:

        We have completed our review of your Form 8-K and have no further comments at this time.

                                Sincerely,


                                David R. Humphrey
                                Branch Chief